SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No.2)*

                             Horizon Offshore, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    44043J105
                                 (CUSIP Number)

                            Stephen M. Schultz, Esq.
                     Kleinberg, Kaplan, Wolff & Cohen, P.C.
                   551 Fifth Avenue, New York, New York 10176
                               Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  June 28, 2006
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott Associates, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  2,241,639

8        SHARED VOTING POWER
                  0

9.       SOLE DISPOSITIVE POWER
                  2,241,639

10.      SHARED DISPOSITIVE POWER
                  0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,241,639

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  6.9%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott International, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  3,362,457

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  3,362,457

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,362,457

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  10.4%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Elliott International Capital Advisors Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)     [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  3,362,457

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  3,362,457

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,362,457

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  10.4%

14.      TYPE OF REPORTING PERSON*
                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, $1.00 par value (the "Common Stock"), of Horizon Offshore, Inc. (the "Issuer"), beneficially owned by the Reporting Persons (as defined below) as of June 30, 2006 and amends and supplements the Schedule 13D filed on April 11, 2005, as amended (collectively, the "Schedule 13D"). Except as set forth herein, the
Schedule 13D is unmodified.

ITEM 2.  Identity and Background.

(a)-(c) This statement is being filed by Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries (collectively, "Elliott"), Elliott International, L.P., a Cayman Islands limited partnership ("Elliott International"), and Elliott International Capital Advisors Inc., a Delaware corporation ("EICA" and collectively with Elliott and Elliott International, the "Reporting Persons"). Paul E. Singer ("Singer"), Elliott Capital Advisors, L.P., a Delaware limited partnership ("Capital Advisors"), which is controlled by Singer, and Elliott Special GP, LLC, a Delaware limited liability company ("Special GP"), which is controlled by Singer, are the general partners of Elliott. Hambledon, Inc., a Cayman Islands corporation ("Hambledon"), which is also controlled by Singer, is the sole general partner of Elliott International. EICA is the investment manager for Elliott International. EICA expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock.

     ELLIOTT

     The business address of Elliott is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

     The principal business of Elliott is to purchase, sell, trade and invest in securities.

     SINGER

     Singer's business address is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

     Singer's principal business is to serve as a general partner of Elliott and Capital Advisors, as the president of EICA, and as a managing member of Special GP.

     CAPITAL ADVISORS

     The business address of Capital Advisors is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

     The principal business of Capital Advisors is the furnishing of investment advisory services. Capital Advisors also serves as a managing member of Special GP.

     The  names,  business  addresses,   and  present  principal  occupation  or
employment of the general partners of Capital Advisors are as follows:

    NAME                 ADDRESS                        OCCUPATION
Paul E. Singer      712 Fifth Avenue             General partner of Elliott
                    36th Floor                   and Capital Advisors;
                    New York, New York 10019     President of EICA; and a
                                                 managing member of Special GP

Braxton            712 Fifth Avenue              The principal business of
Associates, Inc.   36th Floor                    Braxton Associates, Inc. is
                   New York, New York 10019      serving as general partner
                                                 of Capital Advisors

Elliott Asset      712 Fifth Avenue              General Partner of Capital
Management LLC     36th Floor                    Advisors
                   New York, New York  10019

     The name, business address, and present principal occupation or employment of the sole director and executive officer of Braxton Associates, Inc. are as follows:

    NAME                 ADDRESS                        OCCUPATION
Paul E. Singer      712 Fifth Avenue             General partner of Elliott
                    36th Floor                   and Capital Advisors and
                    New York, New York 10019     President of EICA

     ELLIOTT SPECIAL GP, LLC

     The business address of Special GP is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

     The principal business of Special GP is serving as a general partner of Elliott.

     The names, business address, and present principal occupation or employment of the managing members of Special GP are as follows:

    NAME                 ADDRESS                        OCCUPATION
Paul E. Singer      712 Fifth Avenue             General partner of Elliott
                    36th Floor                   and Capital Advisors;
                    New York, New York 10019     President of EICA; and a
                                                 managing member of Special GP

Braxton            712 Fifth Avenue              The principal business of
Associates, Inc.   36th Floor                    Braxton Associates, Inc. is
                   New York, New York 10019      serving as general partner
                                                 of Capital Advisors

Elliott Asset      712 Fifth Avenue              General Partner of Capital
Management LLC     36th Floor                    Advisors
                   New York, New York  10019

     ELLIOTT INTERNATIONAL

     The business address of Elliott International is c/o Maples & Calder, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies.

     The principal business of Elliott International is to purchase, sell, trade and invest in securities.

     The name, business address, and present principal occupation or employment of the general partner of Elliott International is as follows:

     NAME                       ADDRESS                      OCCUPATION
Hambledon, Inc.      c/o Maples & Calder, P.O.      General partner of Elliott
                     Box 309, Ugland House, South   International
                     Church Street, George Town,
                     Grand Cayman, Cayman
                     Islands, British West Indies

     HAMBLEDON

     The name, business address, and present principal occupation or employment of the sole director and executive officer of Hambledon are as follows:

     NAME                   ADDRESS                      OCCUPATION
Paul E. Singer    712 Fifth Avenue              General partner of Elliott
                  36th Floor                    and Capital Advisors;
                  New York, New York  10019     President of EICA; and a
                                                managing member of Special GP

     EICA

     The business address of EICA is 712 Fifth Avenue, 36th Floor, New York, New York 10019.

     The principal business of EICA is to act as investment manager for Elliott International.

     The name, business address, and present principal occupation or employment of the sole director and executive officer of EICA is as follows:

    NAME                ADDRESS                        OCCUPATION
Paul E. Singer     712 Fifth Avenue              General partner of Elliott
                   36th Floor                    and Capital Advisors;
                   New York, New York  10019     President of EICA; and a
                                                 managing member of Special GP

     (d) and (e) During the last five years, none of the persons or entities listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Singer is a citizen of the United States of America.

ITEM 3.  Source and Amount of Funds or Other Consideration.

     The source and amount of funds used by Elliott in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                             AMOUNT OF FUNDS
Working Capital                             $21,295,564

     The source and amount of funds used by Elliott International in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                             AMOUNT OF FUNDS
Working Capital                             $9,665,510

ITEM 5.  Interest in Securities of the Issuer.

     (a)  Elliott   beneficially   owns   2,241,639   shares  of  Common  Stock,
constituting 6.9% of all of the outstanding shares of Common Stock.

     Elliott International and EICA beneficially own an aggregate of 3,362,457 shares of Common Stock, constituting 10.4% of all of the outstanding shares of Common Stock.

     Collectively, Elliott, Elliott International and EICA beneficially own 5,604,096 shares of Common Stock constituting 17.3% of all of the outstanding shares of Common Stock.

     (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

     Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

     (c) The following transaction was effected by Elliott during the past sixty
(60) days:

                                           Approx. Price per
                          Amount of Shs.   Share (excl. of
Date        Security      Bought (Sold)    commissions)

6/28/06     Common        3,819,249        $19.35


     The following transaction was effected by Elliott International during the past sixty (60) days:

                                           Approx. Price per
                          Amount of Shs.   Share (excl. of
Date        Security      Bought (Sold)    commissions)

6/28/06     Common        582,775          $19.35

     The sales were effected pursuant to an underwriting agreement, dated as of June 22, 2006, entered into by Elliott, Elliott International, the Issuer, and other parties identified therein (the "Underwriting Agreement""). No other transactions with respect to the Common Stock that are required to be reported were effected by any of the Reporting Persons during the past sixty (60) days.

     (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

     No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

     (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Financing Agreement and Recapitalization Letter Agreement, each dated as of March 31, 2005 (filed with the Issuer's 8K filed on April 5, 2005 with the Securities and Exchange Commission).

     Exchange Agreement (filed with the Issuer's 8K filed on December 22, 2005 with the Securities and Exchange Commission).

     Underwriting Agreement (filed with the Issuer's 8K filed on June 23, 2006 with the Securities and Exchange Commission).

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  June 30, 2006

         ELLIOTT ASSOCIATES, L.P.
         By: Elliott Capital Advisors, L.P., as General Partner
                  By: Braxton Associates, Inc., as General Partner


                           By: /s/ Elliot Greenberg
                               --------------------
                                   Elliot Greenberg
                                   Vice President


         ELLIOTT INTERNATIONAL, L.P.
         By:      Elliott International Capital Advisors Inc.,
                           as Attorney-in-Fact


                           By: /s/ Elliot Greenberg
                               --------------------
                                   Elliot Greenberg
                                   Vice President


         ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.


         By: /s/ Elliot Greenberg
             --------------------
                 Elliot Greenberg
                 Vice President